Exhibit 99.1

UP Fintech Holding Limited Names Katherine Wei Wu as Global Chief Compliance Officer

BEIJING, Apr. 16, 2019 — UP Fintech Holding Limited (“UP Fintech” or the “Company”) (NASDAQ: TIGR), a leading online brokerage firm focusing on global Chinese investors, today announced the appointment of Katherine Wei Wu as its Global Chief Compliance Officer, a new position in the Company. Ms. Wu will oversee the group’s corporate compliance function.

Ms. Wu has 20 years’ experience in compliance including various compliance management positions in a number of leading international financial institutions such as Mitsubishi UFJ Securities (USA), RBS Securities Inc, Barclays Capital Inc, etc. Ms. Wu is an expert of financial market laws and regulations in the U.S., Europe and Hong Kong. She holds a Juris Doctor (JD) degree from Fordham University School of Law and a Bachelor of Arts degree in economics from Mount Holyoke College.

Mr. Tianhua Wu, Chief Executive Officer and Director of UP Fintech, stated, “We are pleased to welcome Katherine to join our team as the Global Chief Compliance Officer. Her background as a senior compliance executive comes with a stellar reputation. We are confident that with her extensive industry experience, Katherine will help us uphold the highest professional standards and propel our company to the next level of growth.”

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global Chinese investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, account management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses. For more information on the Company, please visit: https://ir.itiger.com.

Safe Harbor Statement

This article contains “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s Securities and Exchange Commission filings, and can affect actual results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company disclaims any obligation to update or revise the information contained in any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

UP Fintech Holding Limited

Email: ir@itiger.com

Tel: +1 (646) 308-1535

Jack Wang

ICR, Inc.

Email: tiger.ir@icrinc.com

Tel: +1 (646) 308-1535